UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2019,

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 0-10587

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of Plan)
FULTON FINANCIAL CORPORATION

One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2019 and 2018

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Fulton Financial Corporation Retirement Plan Administrative Committee and Participants
Fulton Financial Corporation 401(k) Retirement Plan
Lancaster, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the "Plan") as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2019.
Philadelphia, Pennsylvania
June 18, 2020

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2019 and 2018

	2019	2018
ASSETS
Cash	$10,053	$12,312
Investments, at fair value	411,618,020	339,682,283

Receivables:
Accrued interest and dividends	290,758	304,835

Total assets	$411,918,831	$339,999,430

LIABILITIES	$—	$—

Net assets available for benefits	$411,918,831	$339,999,430

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2019 and 2018

	2019	2018
Additions:
Investment income (loss) :
Net appreciation (depreciation) in fair value of investments	$67,179,722	$(37,644,403)
Interest and dividends	12,821,724	16,316,744
Other income	171,605	310,477
Total investment income (loss)	80,173,051	(21,017,182)

Contributions:
Participant	15,741,710	14,620,162
Employer	9,047,242	8,584,032
Participant rollovers	1,142,982	1,810,180
Total contributions	25,931,934	25,014,374

Total additions	106,104,985	3,997,192

Deductions:
Benefits paid to participants	34,035,377	32,036,729
Administrative expenses	150,207	141,749
Total deductions	34,185,584	32,178,478

Net increase (decrease) in net assets available for plan benefits	71,919,401	(28,181,286)

Net assets available for benefits:
Beginning of year	339,999,430	368,180,716
End of year	$411,918,831	$339,999,430

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the "Company" or the "Employer") and its subsidiaries. Eligible employees who have completed 30 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions: Effective January 1, 2019, participants may elect to contribute 1% to 75% of eligible compensation not to exceed the maximum allowed by law. In 2018, participants could elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants can elect salary deferral through payroll deduction on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. The Plan allows participants to rollover balances from other eligible qualified plans.

The Employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation in a Plan year. To be eligible for an employer profit sharing contribution, an employee had 1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date, or 2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007. For the years ending December 31, 2019 and 2018, no profit sharing contribution was made to eligible participants.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and employer matching contributions, as well as allocations of the employer's profit sharing contribution, and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the profit sharing account is based on years of service. Participants become 100% vested in their profit sharing accounts after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account as a lump sum.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment. Forfeitures are used to reduce expenses incurred by the Plan or to reduce employer contributions to the Plan. Forfeitures totaling $15,230 and $25,340 were used to reduce Plan expenses during 2019 and 2018, respectively. The forfeitures available to be used as of December 31, 2019 and 2018 totaled $23,160 and $15,230, respectively.

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by Fulton Financial Advisors, the trustee, on behalf of the Plan are deposited into the Plan and are reflected as fees rebated by the applicable fund.

Notes Receivable: Notes receivable from participants were not permitted in 2019 and 2018. Under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act enacted in 2020 the Plan was amended to allow qualified individuals to borrow up to the lesser of $100,000 or 100% of the participant's vested balance. A commercially reasonable rate of interest for the geographical region in which the Participant lives will be applied to the note receivable. The term of the note receivable may not exceed 5 years with the exception of note receivables used to acquire a principal residence, which must be paid within 30 years.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates: The preparation of financial statements in accordance with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. See Note 9, Fair Value Measurements, for discussion of fair value measurements.

Concentration of Credit Risk: At December 31, 2019 and 2018, 5.8% and 6.7% of the Plan’s assets were invested in Fulton Financial Corporation common stock, respectively.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

During 2019 and 2018, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2019	2018
Mutual Funds	$63,368,416	$(35,357,499)
Fulton Financial Corporation Common Stock	3,811,306	(2,286,904)
Net appreciation (depreciation) in fair value of investments	$67,179,722	$(37,644,403)

NOTE 5 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company.

Fees paid by the Plan to Conrad Siegel for administrative services totaled $1,100 and $2,975 for 2019 and 2018, respectively. Fees paid to Fulton Financial Advisors related to benefits paid to participants and record keeping services totaled $93,701 and $65,977 for 2019 and 2018, respectively.

Fees paid to Groom Law Group related to legal fees totaled $3,941 and $22,647 for 2019 and 2018, respectively. Fees paid to BDO for auditing services totaled $13,860 for 2019 and fees paid to KPMG for auditing services totaled $25,000 and $38,480 for 2019 and 2018, respectively.

At December 31, 2019 and 2018, the Plan had investments of $23,688,841 and $22,784,161, respectively, in Fulton Financial Corporation common stock. Approximately $787,473 and $769,335 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2019 and 2018, respectively.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits	$411,918,831	$339,999,430
Amounts allocated to withdrawing participants	(10,005)	(12,423)
Net assets available for benefits per Form 5500	$411,908,826	$339,987,007

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2019 and 2018, to Form 5500:

	2019	2018
Benefits paid to participants	$34,035,377	$32,036,729
Change in amounts allocated to withdrawing participants	(2,418)	12,423
Benefits paid to participants per Form 5500	$34,032,959	$32,049,152

NOTE 7 - RISK AND UNCERTAINTIES

The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

NOTE 8 - TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 22, 2016, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 9 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1) and gives the lowest priority to unobservable inputs (level 3). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
	December 31, 2019	December 31, 2018

Investments:
Mutual Funds	$387,929,179	$316,898,122
Fulton Financial Corporation Common Stock	23,688,841	22,784,161
Total	$411,618,020	$339,682,283

There are no Level 2 or Level 3 investments as of December 31, 2019 and 2018.

NOTE 10 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 18, 2020, the date the financial statements were available to be issued and there have been no material events, other than disclosed below, that would require recognition in the financial statements or disclosures to the financial statements.

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, President Trump signed into law the CARES Act. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	Special coronavirus distributions up to $100,000;

•	Increase the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance, and

•	Extend the period for loan repayments, if applicable, up to one year.

SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a)	(b)
Identity of Issue,	Description of Investment Including	(c)
Borrower, Lessor,	Maturity Date, Rate of Interest	Current
or Similar Party	Collateral, Par or Maturity Value	Value (1)

	Mutual Funds

FMI	FMI International Fd Institutional CI	$16,986,813
Janus	Janus Henderson Enterprise Fund I Shares	31,164,021
MSIF	MSIF International Opport Fund	5,164,985
MFS Investment Management	MFS Value Fund	28,690,709
T Rowe Price	T Rowe Price Growth Stock Fund	53,813,362
T Rowe Price	T Rowe Price Small Cap Value Fund	15,631,081
Vanguard	Vanguard Small Cap Growth Index	7,525,288
Vanguard	Vanguard Institutional Index Fund	45,543,836
Vanguard	Vanguard Mid Cap Index Fund Institutional	11,895,008
Vanguard	Vanguard Mid Cap Val Index Fund	8,457,725
Vanguard	Vanguard Small Cap Value Index Fund	9,445,613
Vanguard	Vanguard Small-Cap Index Fund	3,547,709
Vanguard	Vanguard Star Large Growth Fund	7,171,648
Vanguard	Vanguard Windsor II Fund-Adm	3,242,978
Federated Investors, Inc.	Federated Total Return Bond Fund	25,022,803
Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund I	3,018,096
Vanguard	Vanguard Inflation Protected	2,199,561
Vanguard	Vanguard Short Term Bond Index Fund	7,080,297
Goldman Sachs & Co.	Goldman Sachs Financial Square Treasury Institutional Fund	23,132
Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	17,253,115
T Rowe Price	T Rowe Price Retirement 2010 Fund	2,615,755
T Rowe Price	T Rowe Price Retirement 2020 Fund	20,773,683
T Rowe Price	T Rowe Price Retirement 2030 Fund	28,963,141
T Rowe Price	T Rowe Price Retirement 2040 Fund	19,841,049
T Rowe Price	T Rowe Price Retirement 2050 Fund	10,869,039
T Rowe Price	T Rowe Price Retirement 2060 Fund	1,988,732

	Common Stock

Fulton Financial Corporation (2)	Common Stock	$23,688,841

Total Investments		$411,618,020
(1) All investments are participant directed, therefore, historical cost information is not required
(2) Party-in-interest

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401 (k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date:	June 18, 2020	/s/ Elli Miller
Elli Miller
Vice President, Benefits Manager

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Registered Public Accounting Firm - BDO USA, LLP